APARTMENT INCOME REIT CORP.

4582 South Ulster Street, Suite 1700

Denver, CO 80237

May 19, 2021

VIA EMAIL & EDGAR

Ronald Alper

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Apartment Income REIT Corp. (the “Company”)
Registration Statement on Form S-11 (Registration No. 333-256270)

Dear Mr. Alper:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-11 (File No. 333-256270) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Eastern Time on May 20, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call or e-mail to P. Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 or michelle.gasaway@skadden.com and that such effectiveness also be confirmed in writing.

Very truly yours,

Apartment Income REIT Corp.

By:	/s/ Terry Considine
	Name:	Terry Considine
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
P. Michelle Gasaway and George Najjar